Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
 Fourth Quarter and Full Fiscal Year 2015 Financial Results

BEIJING — March 21, 2016 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2015.

“We ended 2015 with significant progress made in our core business despite the challenges we experienced with our platform,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache. “Although our revenue growth was affected by the platform issues, we managed to control our expenses effectively. In addition, with a company-wide platform optimization, we’ve received positive feedback from our customers on our three critical service offerings, including webpage, downloading and video services. We also achieved efficiencies throughout the business, demonstrated by our ability to keep operating expenses within our expectation.”

“In addition to improving our core CDN business, we successfully accomplished several strategic milestones with the development of our Cloud Data Center and Internet Exchange operation throughout 2015. Looking ahead into 2016, we will continue to focus on growing our CDN services, strengthening our execution and improving revenue generation. We expect to complete the platform optimization during the first half of the year, enabling us to accommodate increasing traffic with enhanced quality services, and to result in top-line growth in the second half of 2016. Simultaneously, we are implementing a long-term strategy of building a dedicated carrier- and Internet-neutral data center network (DCN) ecosystem,” concluded Mr. Wang.

Highlights for the Fourth Quarter of 2015

•                       Net revenues were RMB311.4 million (US$48.1 million), an 8.1% decrease year-over-year.

•                       Gross profit was RMB44.1 million (US$6.8 million), a decrease of 56.6% year-over-year.

•                       Adjusted EBITDA (non-GAAP) was RMB3.9 million (US$0.6 million), compared with adjusted EBITDA (non-GAAP) of RMB12.1 million in the corresponding period in 2014.

•                       Net loss was RMB36.8 million (US$5.7 million), compared with net loss of RMB20.6 million in the corresponding period in 2014.

Highlights for the Full Year 2015

•                       Net revenues were RMB1.4 billion (US$209.0 million), representing a 2.2% decrease from the previous year.

•                       Gross profit was RMB312.2 million (US$48.2 million), a 25.3% decrease from 2014.

•                       Adjusted EBITDA (non-GAAP) was RMB120.2 million (US$18.6 million), a 16.7% increase from the previous year.

•                       Net loss was RMB88.7 million (US$13.7 million), compared with a net loss of RMB6.8 million in 2014.

Fourth Quarter 2015 Financial Results

Net revenues for the fourth quarter of 2015 were RMB311.4 million (US$48.1 million), representing a 4.2% decrease from the third quarter of 2015 and an 8.1% decrease from the corresponding period in 2014, in each case primarily due to the continued platform optimization process in the fourth quarter.

Cost of revenues for the fourth quarter increased by 2.3% quarter-over-quarter and 12.7% year-over-year to RMB267.3 million (US$41.3 million). Gross margin was 14.2%, compared with 19.6% in the previous quarter and 30.0% in the corresponding period in 2014. Non-GAAP gross margin, which excludes share-based compensation, was 14.5%, compared with 19.8% in the third quarter and 30.0% in the corresponding period in 2014. Gross margin decline was mainly due to reduced bandwidth efficiency as a result of the decrease in net revenues, as well as increased depreciation expenses in the fourth quarter compared with the previous quarter and the corresponding period in 2014.

Sales and marketing expenses for the fourth quarter of 2015 were RMB30.1 million (US$4.7 million), or 9.7% of net revenues, representing a 7.2% increase over the previous quarter and a 3.3% increase from the corresponding period in 2014.

General and administrative expenses for the fourth quarter of 2015 were RMB61.1 million (US$9.4 million), or 19.6% of net revenues, representing an 83.1% increase from the previous quarter and a 17.3% decrease from the corresponding period in 2014. The increase in general and administrative expenses quarter-over-quarter was primarily attributable to an increase in employee stock ownership plan.

Research and development (R&D) expenses for the fourth quarter of 2015 were RMB25.5 million (US$3.9 million), or 8.2% of net revenues, representing a 7.3% increase from the previous quarter and a 9.2% decrease from the corresponding period in 2014.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expenses, foreign exchange gain and transaction tax on assets transfer, was RMB3.9 million (US$0.6 million), compared with adjusted EBITDA (non-GAAP) of RMB24.8 million in the third quarter of 2015, and adjusted EBITDA (non-GAAP) of RMB12.1 million in the corresponding period in 2014.

Operating loss was RMB64.1 million (US$9.9 million) in the fourth quarter of 2015, compared with an operating loss of RMB43.8 million in the previous quarter and an operating loss of RMB29.4 million in the corresponding period in 2014. Non-GAAP operating loss, which excludes share-based compensation expenses, was RMB45.9 million (US$7.1 million), compared with a non-GAAP operating loss of RMB40.1 million in the third quarter of 2015 and a non-GAAP operating loss of RMB20.8 million in the fourth quarter of 2014.

Income tax benefit was RMB22.9 million (US$3.5 million) in the fourth quarter of 2015, compared with income tax expense of RMB2.7 million in the third quarter of 2015 and income tax benefit of RMB3.0 million in the corresponding period in 2014.

Net loss was RMB36.8 million (US$5.7 million) in the fourth quarter of 2015, compared with net loss of RMB39.4 million in the third quarter of 2015, and a net loss of RMB20.6 million in the corresponding period in 2014. Net loss per basic and diluted American depositary share (“ADS”) for the fourth quarter of 2015 was RMB1.45 (US$0.22) each. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expenses, foreign exchange gain and penalties on uncertain tax positions, was RMB21.2 million (US$3.3 million), compared with adjusted net loss (non-GAAP) of RMB44.4 million in the third quarter of 2015 and adjusted net loss (non-GAAP) of RMB16.8 million in the corresponding period in 2014. Non-GAAP net loss per basic and diluted ADS for the fourth quarter of 2015 was RMB0.84 (US$0.13) each.

Full Year 2015 Financial Results

For the full year ended December 31, 2015, net revenues were RMB1.4 billion (US$209.0 million), representing a 2.2% decrease from the previous year.

Gross profit in 2015 was RMB312.2 million (US$48.2 million), a 25.3% decrease from 2014.

Adjusted EBITDA (non-GAAP) in 2015 was RMB120.2 million (US$18.6 million), a 16.7% increase from the previous year.

Net loss in 2015 was RMB88.7 million (US$13.7 million), compared with a net loss of RMB6.8 million in 2014.

Adjusted net loss (non-GAAP) was RMB51.1 million (US$7.9 million) in 2015, compared with an adjusted net income (non-GAAP) of RMB6.4 million in 2014.

Balance Sheet

As of December 31, 2015, the Company had cash and cash equivalents of RMB606.8 million (US$93.7 million), compared with RMB375.9 million as of December 31, 2014.

Capital expenditures for the fourth quarter and full year of 2015 were RMB38.1 million (US$5.9 million) and RMB127.2 million (US$19.6 million), respectively.

2016 Revenue Guidance

ChinaCache currently expects to generate total net revenues in the range of RMB1.45 billion to RMB1.55 billion for the full year of 2016, representing year-over-year growth of 7.1% to 14.5%.  The Company expects revenue growth to occur in the second half of the year once the platform optimization process is successfully completed.

This forecast reflects ChinaCache’s current view, which is subject to change.

Share Repurchases

On December 28, 2015, the board of directors of the Company approved a new share buyback program, under which the Company is authorized to repurchase, through open market purchases or privately negotiated transactions, up to US$5.0 million worth of outstanding ADSs of ChinaCache over the next 12 months, depending on market conditions, share price and other factors, and subject to relevant rules and regulations under the U.S. securities laws. This new buyback program is in addition to the two programs that were previously approved and announced on December 18, 2014, which authorized the Company to repurchase ADSs not to exceed an aggregate of US$10.0 million, and on August 24, 2015, which authorized the Company to repurchase ADSs not to exceed an aggregate of US$6.0 million.

As of March 8, 2016, the Company had repurchased 2,785,176 ADSs on the open market for a consideration of US$20.9 million under the share buyback programs.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern time on March 21, 2016, which corresponds to 8:00 AM Beijing time on March 22, 2016.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6713-5440

•                  China dial-in number: 400-1200-654

•                  Conference ID: 68682074

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at www.chinacache.com.

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until March 27, 2016 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 68682074

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income (loss), adjusted net income (loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income (loss), the Company excludes share-based compensation expense.

The Company defines adjusted net income (loss) as net income (loss) before share-based compensation expense, foreign exchange gain (loss) and penalties on uncertain tax positions.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income (loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense foreign exchange gain (loss) and transaction tax on assets transfer that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash or non-recurrent expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.4778 as of December 31, 2015.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the revenue guidance and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income(loss)

•                      Supplementary Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Dec 31	As of Dec 31
	2014	2015	2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	375,879	606,796	93,673
Restricted Cash	68,191	—	—
Accounts receivable, net	319,494	243,431	37,579
Prepaid expenses and other current assets	55,374	31,560	4,873
Short term investments	25,219	26,169	4,040
Deferred tax assets	20,658	17,923	2,767
Amount due from a subsidiary held for sale	—	435	67
Assets held for sale	—	1,060,543	163,720
Total current assets	864,815	1,986,857	306,719

Non-current assets
Property and equipment, net	418,886	499,946	77,178
Cloud infrastructure construction in progress	283,475	—	—
Intangible assets, net	10,321	10,898	1,682
Land use right, net	49,697	—	—
Long term investments	46,950	50,157	7,743
Deferred tax assets	980	11,368	1,755
Long term deposits and other non-current assets	56,084	59,390	9,168
Total non-current assets	866,393	631,759	97,526

Total Assets	1,731,208	2,618,616	404,245

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short-term loan	60,000	—	—
Accounts payable	255,821	205,593	31,738
Accrued employee benefits	45,016	44,690	6,899
Accrued expenses and other payables	411,803	76,409	11,796
Income tax payable	21,374	13,513	2,086
Liabilities for uncertain tax positions	11,739	11,337	1,750
Amounts due to related parties	18	18	3
Current portion of long term loan	7,180	7,180	1,108
Current portion of capital lease obiligations	13,794	70,615	10,901
Deferred government grant	37,360	16,360	2,526
Amount due to a subsidiary held for sale	—	319,536	49,328
Liabilities held for sale	—	1,014,449	156,604
Total current liabilities	864,105	1,779,700	274,739

Non-current liabilities

Long-term loan	11,520	4,340	670
Non-current portion of capital lease obligations	20,592	104,450	16,124
Deferred tax liabilities	44	—	—
Deferred government grant	—	8,439	1,303
Total non-current liabilities	32,156	117,229	18,097

Total Liabilities	896,261	1,896,929	292,836

Total Shareholders' equity	834,947	721,687	111,409

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,731,208	2,618,616	404,245

Condensed Consolidated Statements of Comprehensive Income (Loss)

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2014	Sep 30, 2015	Dec 31, 2015	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	338,850	325,091	311,447	48,079	1,384,273	1,353,627	208,964
Cost of revenues	(237,157)	(261,250)	(267,339)	(41,270)	(966,558)	(1,041,412)	(160,766)

Gross profit	101,693	63,841	44,108	6,809	417,715	312,215	48,198
Sales & marketing expenses	(29,175)	(28,117)	(30,145)	(4,654)	(127,843)	(115,621)	(17,849)
General & administrative expenses	(73,797)	(33,341)	(61,062)	(9,426)	(190,980)	(198,626)	(30,663)
Transaction tax on assets transfer	—	(22,339)	(5,394)	(833)	—	(27,733)	(4,281)
Research & development expenses	(28,113)	(23,799)	(25,530)	(3,941)	(116,381)	(103,110)	(15,917)
Other operating income	—	—	13,911	2,147	—	13,911	2,147
	—
Operating loss	(29,392)	(43,755)	(64,112)	(9,898)	(17,489)	(118,964)	(18,365)
Interest income	1,052	533	1,940	299	5,529	4,618	713
Interest expense	(3,192)	(3,234)	(2,473)	(382)	(8,220)	(13,158)	(2,031)
Other income	3,098	1,114	141	22	6,298	2,991	462
Foreign exchange gain, net	4,814	8,606	4,845	748	3,944	13,164	2,032
	—
Loss before income taxes	(23,620)	(36,736)	(59,659)	(9,211)	(9,938)	(111,349)	(17,189)
Income tax benefit/(expense)	2,981	(2,652)	22,861	3,529	3,097	22,614	3,491

Net loss	(20,639)	(39,388)	(36,798)	(5,682)	(6,841)	(88,735)	(13,698)

Net loss attributable to the noncontrolling interest	—	—	(44)	(7)	—	(44)	(7)
	—
Net loss attributable to ChinaCache	(20,639)	(39,388)	(36,754)	(5,675)	(6,841)	(88,691)	(13,691)
	—
Foreign currency translation	(1,857)	(103)	249	38	46	264	41
Unrealized holding gains arising during the period	200	249	1,106	171	583	1,853	286

Total other comprehensive (loss)/income, net of tax	(1,657)	146	1,355	209	629	2,117	327

Total comprehensive loss	(22,296)	(39,242)	(35,443)	(5,473)	(6,212)	(86,618)	(13,371)

Comprehensive loss attributable to noncontrolling interest	—	—	(44)	(7)	—	(44)	(7)

Comprehensive loss attributable to ChinaCache	(22,296)	(39,242)	(35,399)	(5,466)	(6,212)	(86,574)	(13,364)

Loss per ordinary share:
Basic	(0.05)	(0.09)	(0.09)	(0.01)	(0.02)	(0.22)	(0.03)
Diluted	(0.05)	(0.09)	(0.09)	(0.01)	(0.02)	(0.22)	(0.03)

Loss per ADS*:
Basic	(0.80)	(1.49)	(1.45)	(0.22)	(0.27)	(3.49)	(0.54)
Diluted	(0.80)	(1.49)	(1.45)	(0.22)	(0.27)	(3.49)	(0.54)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	412,586,217	422,294,433	404,344,939	404,344,939	403,401,928	407,149,509	407,149,509
Diluted	412,586,217	422,294,433	404,344,939	404,344,939	403,401,928	407,149,509	407,149,509

*Note1:1 ADS = 16 shares

Supplementary Metrics

(Unaudited)

	Dec 31, 2014	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015

Revenues breakdown by industry verticals

Internet and software	22%	22%	21%	21%	21%
Mobile internet	16%	16%	16%	18%	18%
Media and entertainment	29%	29%	30%	28%	28%
E-commerce	19%	19%	19%	19%	19%
Enterprises	14%	14%	14%	14%	14%
Government agencies	0%	0%	0%	0%	0%
Total	100%	100%	100%	100%	100%

Capital expenditures	66,611	56,144	25,150	7,735	38,144
As a percentage of net revenues	19.7%	15.4%	7.1%	2.4%	12.2%

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2014	Sep 30, 2015	Dec 31, 2015	Dec 31, 2015	Dec 31, 2014	Dec 31, 2015	Dec 31, 2015
	RMB	RMB	RMB	US$	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense,foreign exchange gain and transaction tax on assets transfer

Net loss	(20,639)	(39,388)	(36,798)	(5,682)	(6,841)	(88,735)	(13,698)
Depreciation	29,156	40,519	40,872	6,310	94,826	153,313	23,667
Amortization	619	981	1,151	178	2,202	4,298	663
Interest expense	3,192	3,234	2,473	382	8,220	13,158	2,031
Interest income	(1,052)	(533)	(1,940)	(299)	(5,529)	(4,618)	(713)
Income tax (benefit)/expense	(2,981)	2,652	(22,861)	(3,529)	(3,097)	(22,614)	(3,491)
Share-based compensation	8,586	3,615	18,259	2,819	17,037	48,606	7,504
Foreign exchange gain	(4,814)	(8,606)	(4,845)	(748)	(3,944)	(13,164)	(2,032)
Penalties on uncertain tax positions	56	—	2,206	341	100	2,206	341
Transaction tax on assets transfer	—	22,339	5,394	833	—	27,733	4,281
Adjusted EBITDA	12,123	24,813	3,911	605	102,974	120,183	18,553
Margin%	3.6%	7.6%	1.3%	1.3%	7.4%	8.9%	8.9%

Adjusted net (loss)/income — defined as net loss before share-based compensation, foreign exchange gain and penalties on uncertain tax positions

Net loss	(20,639)	(39,388)	(36,798)	(5,682)	(6,841)	(88,735)	(13,698)
Share-based compensation	8,586	3,615	18,259	2,819	17,037	48,606	7,504
Foreign exchange gain	(4,814)	(8,606)	(4,845)	(748)	(3,944)	(13,164)	(2,032)
Penalties on uncertain tax positions	56	—	2,206	341	100	2,206	341
Adjusted net (loss)/income	(16,811)	(44,379)	(21,178)	(3,270)	6,352	(51,087)	(7,885)
Margin%	(5.0)%	(13.7)%	(6.8)%	(6.8)%	0.5%	(3.8)%	(3.8)%
(Loss)/earnings per ordinary share:
Basic	(0.04)	(0.11)	(0.05)	(0.01)	0.02	(0.13)	(0.02)
Diluted	(0.04)	(0.11)	(0.05)	(0.01)	0.01	(0.13)	(0.02)
(Loss)/earnings per ADS:
Basic	(0.65)	(1.68)	(0.84)	(0.13)	0.25	(2.01)	(0.31)
Diluted	(0.65)	(1.68)	(0.84)	(0.13)	0.24	(2.01)	(0.31)

Non-GAAP gross profit – defined as gross profit before share-based compensation expense

Gross profit	101,693	63,841	44,108	6,809	417,715	312,215	48,198
Plus: Share-based compensation	108	419	945	146	951	3,670	567
Non-GAAP gross profit	101,801	64,260	45,053	6,955	418,666	315,885	48,765
Margin%	30.0%	19.8%	14.5%	14.5%	30.2%	23.3%	23.3%

Non-GAAP operating expense – defined as operating expense before share-based compensation expense

Sales & marketing expenses	29,175	28,117	30,145	4,654	127,843	115,621	17,849
Minus: Share-based compensation	(327)	(262)	(693)	(107)	(2,167)	(2,882)	(445)
Non-GAAP sales & marketing expenses	28,848	27,855	29,452	4,547	125,676	112,739	17,404
% of net revenues	8.5%	8.6%	9.5%	9.5%	9.1%	8.3%	8.3%

General & administrative expenses	73,797	33,341	61,062	9,426	190,980	198,626	30,663
Minus: Share-based compensation	(6,542)	(2,898)	(15,876)	(2,451)	(10,612)	(38,796)	(5,989)
Non-GAAP general & administrative expenses	67,255	30,443	45,186	6,975	180,368	159,830	24,674
% of net revenues	19.8%	9.4%	14.5%	14.5%	13.0%	11.8%	11.8%

Research & development expenses	28,113	23,799	25,530	3,941	116,381	103,110	15,917
Minus: Share-based compensation	(1,609)	(36)	(745)	(115)	(3,307)	(3,258)	(503)
Non-GAAP research & development expenses	26,504	23,763	24,785	3,826	113,074	99,852	15,414
% of net revenues	7.8%	7.3%	8.0%	8.0%	8.2%	7.4%	7.4%

Non-GAAP operating loss — defined as GAAP operating loss before share-based compensation expense

Operating loss	(29,392)	(43,755)	(64,112)	(9,898)	(17,489)	(118,964)	(18,365)
Plus: Share-based compensation	8,586	3,615	18,259	2,819	17,037	48,606	7,504
Non-GAAP operating loss	(20,806)	(40,140)	(45,853)	(7,079)	(452)	(70,358)	(10,861)
Margin%	(6.1)%	(12.3)%	(14.7)%	(14.7)%	(0.0)%	(5.2)%	(5.2)%